Exhibt 99.1

CORPORATE ACCESS NUMBER: 2018462024

Government of Alberta ■

BUSINESS CORPORATIONS ACT

CERTIFICATE OF

AMENDMENT AND REGISTRATION OF RESTATED ARTICLES

GOLD RESERVE INC.

AMENDED ITS ARTICLES ON 2019/06/14.

Name/Structure Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2019/06/14

Service Request Number:       31189844

Corporate Access Number: 2018462024

Legal Entity Name:               GOLD RESERVE INC.

French Equivalent Name:

Legal Entity Status: Active

Alberta Corporation Type:  Named Alberta Corporation

New Legal Entity Name: GOLD RESERVE INC.

New French Equivalent Name:

Nuans Number:  112586086

Nuans Date: 2014/06/18

French Nuans Number:

French Nuans Date:

Share Structure: THE ATTACHED SCHEDULE "A" IS INCORPORATED INTO AND FORMS PART OF THE ARTICLES OF THE CORPORATION.

Share Transfers Restrictions: THE ATTACHED SCHEDULE "B" IS INCORPORATED INTO AND FORMS PART OF THE ARTICLES OF THE CORPORATION.

Number of Directors:

Min Number Of Directors: 3

Max Number Of

Directors:                               15

Business Restricted To:         NONE

Business Restricted From: NONE

Other Provisions: THE ATTACHED SCHEDULE "C" IS INCORPORA TED INTO AND FORMS PART OF THE ARTICLES OF THE CORPORATION.

BCA Section/Subsection:       193

Professional Endorsement Provided:

Future Dating Required:

Annual Return

Attachment

I Attachment Type	Microfilm Bar Code Date Recorded
Letter of Approval	10000107112628753 20141/09/09
Other Rules or Provisions	ELECTRONIC 2014/09/09
Share Structure	ELECTRONIC 2014/09/09
Restrictions on Share Transfers	ELECTRONIC 2014/09/09
Articles/Plan of Arrangement/Court Order l00006071259453491 2019/06/14
Share Structure	ELECTRONIC 2019/06/14

Registration Authorized By: RASHI SENGAR

SOLICITOR

The Registrar of Corporations certifies that the information contained in this statement is an accurate reproduction of the data contained in the specified service request in the official public records of Corporate Registry.

SCHEDULE "A"

TO THE ARTICLES OF GOLD RESERVE INC.

(the "Corporation")

The  classes  and  any  maximum  number  of   shares that  the Corporation is authorized to issue are as follows:

The Corporation is authorized to issue an unlimited number of shares, and the authorized capital of the Corporation is to be divided into Class A Common Shares, Class B Common Shares, Class C Common Shares and Class C Preferred Shares, which shall have attached thereto the following preferences, rights, conditions, restrictions, limitations or prohibitions:

1 . Class A Common Shares ("Class A shares"):

(a)     Voting

The holders of Class A shares shall be entitled to  vote at any meeting of the shareholders of the Corporation, except at meetings at which only holders of another specific class or series of shares of the Corporation are entitled to vote separately as a class or series. The holders of Class A shares shall have one vote in respect of each Class  A  share held by them and shall be entitled to vote as a class with  the shares of the Corporation.

(b)      Dividends

Subject to the prior rights and preferences, if any, applicable to the Preferred Shares, or any series thereof, the holders of Class A shares shall be entitled to receive such dividends (payable in cash, stock or otherwise) as may be declared thereon by the board of directors at any time and from time to time out of any funds of the Corporation legally available therefor; provided, however, that any dividend upon the Class A  shares that is payable in common shares shall be paid only in Class A shares to the holders of Class A shares.

As long as any of the Class B Common Stock, no par value per share ("GR-Montana Class B Stock"), of Gold Reserve Corporation, a Montana corporation ("GR-Montana"), remains outstanding:

(i)     dividends may not be declared with respect to Class A shares unless dividends are declared simultaneously on the Class B shares and by GR-Montana with respect to GR-Montana Class B Stock;

(ii)     other than dividends payable in shares,  the sum of the dividend payable per Class B share and the dividend payable per share of GR-Montana Class  B  Stock shall equal the dividend payable per Class A share; and

(iii)     if a dividend is made in Class A shares, a simultaneous dividend for a proportionate number of shares must be made for each of the Class B shares and the shares of GR-Montana Class B

Stock based on an original ratio of one  to-one-to-one,  as  may be    adjusted  to  give  effect  to  any   stock    splits,  stock combinations or other changes In capitalization. For example,   if a dividend of one Class A share is made, a simultaneous     dividend for one Class B share and one share of GR-Montana Class    B     Stock must be made.

These  restrictions  on  dividends shall  not    apply    if the Corporation and/or GR-Montana owns all outstanding shares of GR-Montana Class B Stock originally included in  an  Equity Unit

or if all Equity Units (as defined in    Schedule    "B") have been converted into Class A shares.

(c)     Participation in Assets on Dissolution

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after distribution in full of the preferential amounts, if any, to be  distributed to the holders of Preferred Shares, or any series thereof, the holders of Class A shares shall be entitled to receive out  of the assets of the Corporation available for distribution to shareholders, liquidation proceeds in an amount per Class  A share equal to the sum of the following:

(1)           the lesser of:

(i)     b/c

or      (ii)   a/d

and     (2)                 the greater of:

(i)   0

or      (ii)   a-(b/c)(d) /

                d + e/99

where:

a= the amount of the Corporation's liquidation  proceeds remaining after distribution of the preferential amounts,  if any, to holders of Preferred Shares

b=       the  aggregate  GR-Montana Class B Stock liquidation proceeds at the time of any voluntary or involuntary liquidation, dissolution or winding up of GR-Montana

c= the total number of shares of GR-Montana Class B Stock outstanding at the time of any voluntary or involuntary liquidation, dissolution or winding up of GR-Montana

d= the total number of Class A shares outstanding at  the  time of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation

e=  the total number of Class B shares outstanding at the  time of liquidation, dissolution or winding up of the Corporation

A liquidation, dissolution or winding up of the Corporation, as such terms are used in this paragraph, shall not be deemed to be occasioned by or to include any consolidation, merger or amalgamation of the Corporation with or into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or part of the assets of the Corporation.

(d)     Taxes

In the event that the Corporation is assessed for tax under Part Vl.l of the Income Tax Act (Canada) (the "Act") on the  basis that the Class A shares are taxable preferred shares within the meaning of the Act, the Corporation shall file an election in prescribed form pursuant to, and within the time limits imposed by, subsection 191.2(1) of the Act or any similar successor provision to ensure that the holders of the Class A shares are not subject to tax under Part IV.l of the Act on dividends received on taxable preferred shares.

2.               Class B Common Shares ("Class B shares "):

(a)     Voting

The holders of Class B shares shall be entitled to  vote at any meeting of the shareholders of the Corporation, except at meetings at which only  holders of another specific class or series of shares of the Corporation are     entitled to vote separately as a class or series. The holders of  Class  B      shares

shall have one vote in respect of each Class B share held by them and shall be entitled to vote as a class with the Class A shares of the Corporation.

(b)     Dividends

Subject to the prior rights and preferences, if any, applicable to the Preferred Shares, or any series thereof, the holders of Class B shares shall be entitled to receive such dividends (payable in cash, stock or otherwise) as may be declared thereon by the board of directors at any time and from time to time out of any funds of the Corporation legally available therefor; provided, however, that any dividend upon the Class B  shares that is payable in common shares shall be paid only in Class B shares to the holders of Class B shares.

As  long  as  any  GR-Montana  Class  B  Stock  remains outstanding:

(i)     dividends may not be declared with respect to Class B shares unless dividends are declared simultaneously on the Class A shares and by GR-Montana with respect to GR-Montana Class B Stock;

(ii)     other than dividends payable in shares,  the sum of the dividend payable per Class B share and the dividend payable per share of GR-Montana Class B Stock shall equal the dividend payable per Class A share;

(iii)     if a dividend is made in Class B shares, a simultaneous dividend for a proportionate number of shares must be made for each of the Class A shares and the shares of GR-Montana Class B

Stock based on an original ratio of one-to-one-to-one, as may be adjusted to give effect to any stock splits, stock combinations or other changes in capitalization. For example, if a  dividend of one Class B share is made, a simultaneous dividend for one Class A share and one share of GR-Montana Class B Stock must be made; and

(iv)     dividends payable per Class B share (other than dividends in Class B shares) shall equal 1% of the dividends payable per Class A share.

These restrictions on dividends shall not apply if the Corporation and/or GR-Montana owns all outstanding shares of GR-Montana Class B Stock originally included in an Equity Unit, or if all Equity Units have been converted into Class A shares.

(c)     Participation in Assets on Dissolution

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after distribution in full of the preferential amounts, if any, to be  distributed to the holders of Preferred Shares, or any series thereof, the holders of the Class B shares shall be entitled to receive  out of the assets of the Corporation available for distribution to shareholders, liquidation proceeds in an amount per Class  B share determined in accordance with the following formula, but only to the extent that the formula produces a positive number.

a- (b/c) (d)

99(d)+e

where:

a= the amount of the Corporation's liquidation proceeds remaining after distribution of the preferential amounts,  if any, to holders of Preferred Shares

b = the  aggregate  GR-Montana Class B Stock liquidation proceeds at the time of any voluntary or involuntary liquidation, dissolution or winding up of GR-Montana

c = the total number of shares of GR-Montana Class B Stock outstanding at the time of any voluntary or involuntary liquidation, dissolution or winding up of GR-Montana

d = the total number of Class A shares  outstanding  at  the time of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation

e = the total number of Class B shares outstanding at the time of liquidation, dissolution or winding up of the Corporation

A liquidation, dissolution or winding up of the Corporation, as such terms are used in this paragraph, shall not be deemed to be occasioned by or to include any consolidation, merger or amalgamation of the Corporation with or Into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or part of the assets of the

Corporation.

{d)   Cancellation of Class B Shares

In the event that all of the Class B shares originally issued as part of Equity Units cease to be outstanding, the Class B shares shall, without any further action of the Corporation, automatically be canceled.

3.     Class C Common Shares {"Class C Shares"): Share Terms for Class C Shares

All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Certificate and Articles of Continuance of the Company dated September 9, 2014.

Class C Shares

The rights, privileges, restrictions and conditions attaching to the Class C Shares are as follows:

1.     Ranking of Class C Shares

The Class C Shares shall rank junior to the Preference  Shares and shall rank equally with the Class A Shares with respect to the payment of dividends and in the distribution of assets  in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs.

2.     Notice of Meetings and Voting Rights

Except for meetings of holders of a particular class  or series of shares other than the Class C Shares required by Applicable Laws to be held as a separate class or series meeting, the holders of the Class C Shares shall be entitled to  receive notice of and to attend all meetings of the shareholders of the Company and at any such meeting to vote on all matters submitted to a vote on the basis of one vote for each Class C Share held.

3.     Dividends

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares and to Applicable Laws, the holders of the Class C Shares shall be entitled to receive and the Company shall pay thereon, if, as and when declared by the Board of Directors out of the assets of the Company properly applicable to the payment of dividends, dividends in  such amounts and payable in such manner as the Board of Directors may from time to time determine.

4.     Liquidation, Dissolution and Winding Up

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the  Class C Shares and the Class A Shares shall be entitled to share equally, on a share for share basis, in all remaining property and assets of the Company.

5.     Conversion into Class A Shares

Any holder of Class C Shares shall be entitled at any time (subject as hereinafter provided) to have all or any of  the Class C Shares held by such holder converted into Class A Shares as the same shall be constituted at the time of the  conversion on the basis of one Class C Share for each one Class A Share in respect of which the conversion right is exercised. The right of conversion herein provided for may be exercised by notice in writing given to the Company at its registered  office accompanied by the certificate or certificates, or direct registration system statement or statements, as applicable, representing the Class C Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Company as the holder of the Class C Shares in respect of which such right is being exercised or by such person's duly authorized attorney and shall specify the number of Class C Shares which the holder desires to have converted. Upon receipt of such notice the Company shall issue certificates, or direct registration system statements, as applicable,  representing Class A Shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the Class C Shares represented by the certificate or certificates, or direct registration system statement or statements, as applicable, accompanying such notice. If less than all the Class C Shares represented by any certificate, or direct registration system statement, as applicable, are to be converted, the holder shall be entitled to receive a new certificate, or direct registration system statement, as applicable, for the Class C Shares representing the Class A Shares comprised in the original certificate, or direct registration system statement, as applicable, which are not to be converted.

4.   Class C Preferred Shares ("Preferred Shares"):

The board of directors of the Corporation is hereby authorized, subject to the limitations prescribed by law and the provisions hereof, at its option, from time to time to divide all or any part of the Preferred Shares into series thereof; to establish from time to time the number of shares to be included in  any such series; to determine the designations, rights, privileges, restrictions, and conditions attaching to the shares of  each such series; and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the determination of the following:

(a)     the number of shares constituting each such series and the distinctive designation of such series;

(b)     the rate of dividend, if any, and whether  dividends shall be cumulative or non- cumulative;

(c)     the voting  power  of  holders  of  such  series, if any, including, without limitation, the vote or fraction  of vote  to which such holder may be entitled, the events upon  the occurrence of which such holder may be entitled to vote, and any restrictions or limitations upon the right of such holder to vote, except on such matters as may be required by law;

(d)     whether such series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates after which the shares constituting such series shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(e)     the extent, if any, to which such series shall have the benefit of any sinking fund provisions for redemption or repurchase of shares;

(f) the rights, if any, of such series in the event of the dissolution of the Corporation or upon any distribution of the assets of the Corporation, including, with respect to the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the relative rights or priority, if any, of payment of shares of such series;

(g)     whether the shares of  such  series  shall be convertible and, if so, the terms and conditions on which shares of such series shall be so convertible; and

(h)     such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law.